UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: For the month of March 2022

Commission File Number: 001-39084

Innate Pharma S.A.
 (Translation of registrant's name into English)

Innate Pharma S.A.
 117 Avenue de Luminy—BP 30191
 13009 Marseille, France
 + 33 (0) 4 30 30 30
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ X ]  Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

EXHIBIT INDEX

Exhibit        Description

99.1             [Press Release dated March 17, 2022]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNATE PHARMA S.A.

Date: March 17, 2022	By:	/s/ MONDHER MAHJOUBI
	Name:	Mondher Mahjoubi
	Title:	Chairman of the Executive Board and Chief Executive Officer